*Throughout this notice, ‘TC Energy’ and ‘our’ refer to TC Energy Corporation and ‘you’, ‘your’, and ‘shareholder’ refer to a registered holder of common shares of TC Energy Corporation. You are receiving this notice as a registered TC Energy Corporation shareholder.* Notice and access MEETING MATERIALS: MANAGEMENT INFORMATION CIRCULAR – MARCH 4, 2021 2020 ANNUAL REPORT We are using ‘notice and access’ to deliver our Management information circular (circular) dated March 4, 2021 and our 2020 Annual report to you by providing you with electronic access to the documents, instead of mailing paper copies. Notice and access is a more environmentally friendly and cost-conscious way to deliver our meeting materials, reducing paper consumption and printing and mailing costs to shareholders. Enclosed with this notice you will find a form of proxy so you can vote your shares. See the ‘How to vote’ section below. PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING YOUR SHARES. Meeting date and location WHEN Friday, May 7, 2021 10:00 a.m. MDT WHERE Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/483912229, password “tc2021” (case sensitive). See “Attending and participating in the meeting” on pages 8 and 9 of the Management information circular, or your form of proxy, for instructions on how to attend the Annual meeting online. What you’re voting on The following items of business are described in the “Business of the meeting” section of the Management information circular and other applicable sections listed below: To access the Management information circular and the 2020 Annual report, go to: www.TCEnergy.com/Notice-And-Access or www.sedar.com 1 ELECTION OF DIRECTORS Electing the directors who will serve until the end of our next annual shareholder meeting. Pages 14, 18-31 2 APPOINTMENT OF AUDITORS Appointing KPMG LLP, Chartered Professional Accountants as auditors and authorize the directors to fix their remuneration. Page 15 3 ADVISORY VOTE ON EXECUTIVE COMPENSATION Accepting TC Energy’s approach to executive compensation, as described in the circular. Pages 16, 65-70, 79-120 4 AMENDMENTS TO BY-LAW NUMBER 1 Resolution to approve amendments to By-Law Number 1 of TC Energy Corporation, as described in the circular. Pages 16-17, Schedule C Notice of 2021 annual meeting and notice of availability of meeting materials EXHIBIT 99.2

*Throughout this notice, ‘TC Energy’ and ‘our’ refer to TC Energy Corporation and ‘you’, ‘your’, and ‘shareholder’ refer to a registered holder of common shares of TC Energy Corporation. How to vote You have options. To vote your shares, use one of the following voting methods (these methods are also outlined on your enclosed form of proxy): Please note you cannot vote your shares by returning this notice. To be valid, your form of proxy must be received by 12:00 p.m. EDT on Wednesday, May 5, 2021. If the meeting is adjourned or postponed, your form of proxy must be received no less than 48 working hours before the time of the adjourned or postponed meeting. Questions? If you have any questions about this notice, or to request copies of the circular or 2020 Annual report after the meeting date, please contact our Investor Relations line at 1-800-361-6522. ON THE INTERNET Go to investorvote.com BY PHONE Call 1-866-732-8683 BY MAIL Computershare Trust Company of Canada 8th Floor, 100 University Ave Toronto, ON M5J 2Y1 Attention: Proxy Department How to request a paper copy of the circular or Annual report As a shareholder, you can request a paper copy of the circular or 2020 Annual report by mail, at no cost to you, for up to one year beginning March 30, 2021 by using the control number on your enclosed form of proxy. To request a paper copy before the meeting date, call the number below and follow the instructions: BY PHONE Toll free, within North America, call: 1-866-962-0498 Outside of North America, call: 1-514-982-8716 To ensure you receive the materials in advance of the voting deadline, all requests should be received by 5:00 p.m. EDT on Wednesday, April 21, 2021. Please note you will not be sent another form of proxy, so please retain the one mailed to you to vote your shares. We also provide paper copies of the circular and 2020 Annual report to shareholders or beneficial owners who have standing instructions to receive, or for who TC Energy has received a request to provide, paper copies of materials.

*Throughout this notice, ‘TC Energy’ and ‘our’ refer to TC Energy Corporation and ‘you’, ‘your’ and ‘shareholder’ refer to a beneficial holder of common shares of TC Energy Corporation. You are receiving this notice as a beneficial TC Energy Corporation shareholder.* Notice and access MEETING MATERIALS: MANAGEMENT INFORMATION CIRCULAR – MARCH 4, 2021 We are using ‘notice and access’ to deliver our Management information circular (circular) dated March 4, 2021 to you by providing you with electronic access to the document, instead of mailing paper copies. Notice and access is a more environmentally friendly and cost-conscious way to deliver the circular, reducing paper consumption and printing and mailing costs to securityholders. Enclosed with this notice you will find a voting instruction form so you can vote your shares. See the ‘How to vote’ section below. PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING YOUR SHARES. Meeting date and location WHEN Friday, May 7, 2021 10:00 a.m. MDT WHERE Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/483912229, password “tc2021” (case sensitive). See “Attending and participating in the meeting” on pages 8 and 9 of the Management information circular, or your voting instruction form, for instructions on how to attend the Annual meeting online. What you’re voting on The following items of business are described in the “Business of the meeting” section of the Management information circular and other applicable sections listed below: To access the Management information circular and the 2020 Annual report, go to: www.TCEnergy.com/Notice-And-Access or www.sedar.com 1 ELECTION OF DIRECTORS Electing the directors who will serve until the end of our next annual shareholder meeting. Pages 14, 18-31 2 APPOINTMENT OF AUDITORS Appointing KPMG LLP, Chartered Professional Accountants as auditors and authorize the directors to fix their remuneration. Page 15 3 ADVISORY VOTE ON EXECUTIVE COMPENSATION Accepting TC Energy’s approach to executive compensation, as described in the circular. Pages 16, 65-70, 79-120 4 AMENDMENTS TO BY-LAW NUMBER 1 Resolution to approve amendments to By-Law Number 1 of TC Energy Corporation, as described in the circular. Pages 16-17, Schedule C Notice of 2021 annual meeting and notice of availability of meeting materials

*Throughout this notice, ‘TC Energy’ and ‘our’ refer to TC Energy Corporation and ‘you’, ‘your’ and ‘shareholder’ refer to a beneficial holder of common shares of TC Energy Corporation. How to vote You have options. To vote your shares, use one of the following voting methods (these methods are also outlined on your enclosed voting instruction form): Please note you cannot vote your shares by returning this notice. To be valid, your voting instruction form must be received by 12:00 p.m. EDT on Wednesday, May 5, 2021. If the meeting is adjourned or postponed, your voting instruction form must be received no less than 48 working hours before the time of the adjourned or postponed meeting. Your voting instruction form may provide for an earlier voting deadline in order to process your votes in a timely manner. To ensure your votes are counted, you should ensure your voting instruction form is submitted in the timeline provided for on such voting instruction form. Questions? If you have any questions about this notice, or to request copies of the circular or 2020 Annual report after the meeting date, please contact our Investor Relations line at 1-800-361-6522. ON THE INTERNET Go to proxyvote.com BY PHONE Call 1-800-474-7493 (English) or 1-800-474-7501 (French) BY MAIL Data Processing Centre PO Box 3700, Stn Industrial Park Markham, ON L3R 9Z9 How to request a paper copy of the circular Shareholders may request to receive a paper copy of the circular by mail, at no cost, for up to one year beginning March 30, 2021 by using the control number on the enclosed voting instruction form. To request a paper copy before the meeting date, call the number below and follow the instructions: BY PHONE Toll free, within North America, call: 1-877-907-7643 Outside of North America, call: 1-303-562-9305 (English) or 1-303-562-9306 (French). If you do not have a control number, please call toll free, within North America: 1-844-916-0609 (English) or 1-844-973-0593 (French). Outside of North America, call: 1-303-562-9305 (English) or 1-303-562-9306 (French). ON THE INTERNET Go to proxyvote.com To ensure you receive the materials in advance of the voting deadline, all requests should be received by 5:00 p.m. EDT on Wednesday, April 21, 2021. Please note you will not be sent another voting instruction form, so please retain the one mailed to you to vote your shares. We also provide paper copies of the circular and 2020 Annual report to shareholders who have standing instructions to receive, or for who TC Energy has received a request to provide paper copies of materials.